UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press release

04.26.2013

January – March 2013 results

BBVA earns €1.73 billion in the first quarter

•	Results: in yet another quarter results remained resilient and recurrent, with gross income rising 3.9% year-over-year to €5.47 billion

•	Risks: the BBVA Group’s non-performing asset ratio stood at 5.3% and the coverage ratio was 71%. Asset quality was either stable or it improved in all regions except Spain, in line with expectations

•	Liquidity: BBVA managed liquidity actively during the quarter. It placed €4.5 billion in debt issues and reduced the liquidity gap by more than €9 billion on the euro balance sheet

•	Capital adequacy: the core capital ratio increased 42 basis points to 11.2% (BIS II criteria)

BBVA’s net attributable profit in the first three months of 2013 came to €1.73 billion. This amount is greater than the profit obtained during the whole of last year and it is 72.6% higher than the figure for the first quarter of 2012. The income statement reflects the resilience and strength of earnings despite extraordinarily complex conditions following five years of economic and financial crisis. Capital gains on the sale of non-strategic assets in Spain and Mexico also contributed to the results.

BBVA President & chief operating officer Ángel Cano said, “The quarter’s results demonstrate the structural strength of BBVA given our business model and right geographic diversification. During the last four years BBVA has generated about €5 billion in gross income each quarter.”

Net interest income rose 0.8% year-over-year to €3.62 billion despite an environment of lower interest rates.

Gross income remained high at €5.47 billion, an increase of 3.9% over the same quarter last year. Emerging markets, acting as the engines of growth, generated 58% of income, compared to 42% from developed markets.

Once again the BBVA Group kept costs at bay in developed countries. In emerging regions costs increased in line with growth plans for countries such as Mexico, where the bank will invest some €2.7 billion over the next four years. As a result, consolidated operating income came to €2.71 billion, which was very similar to the same period last year.

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Press release

The Group’s non-performing asset ratio rose to 5.3% in March from 5.1% in December. The coverage ratio is 11 percentage points higher at 71%. The deterioration, which was expected, is mainly due to an increase of the NPA ratio of Spanish companies.

The Group’s solvency continues to strengthen. The core capital ratio increased 42 basis points to 11.2% according to BIS II criteria. This improvement is partly explained by the sale of the pension management business in Mexico in January and by the capital generated organically by the bank’s activities.

Once again BBVA took advantage of the new year to optimize its funding and liquidity structure. It placed €4.5 billion in debt issues in various markets and reduced the liquidity gap by over €9 billion on the euro balance sheet.

As for the Group’s activities, deposits rose in all regions, essentially in the retail segment. The total volume of deposits increased 9.4% to €304.6 billion. Gross lending to BBVA customers rose 4% year-over-year to €372.6 billion and total customer funds were up 9.8% to €408.1 billion. These figures exclude the funds of pension management firms in Mexico, Colombia and Chile.

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Press release

In summary BBVA obtained net attributable profit of €1.73 billion in the first three months of 2013, an increase of 72.6% compared to the same period of 2012. The key factors were the resilience of revenues and the advantage taken of opportunities to divest non-strategic assets such as the life insurance portfolio in Spain and the pension business in Mexico.

Starting in 2013 the breakdown of information for Spain has been divided into banking activity and real estate business.

Banking activity in Spain (the Spain Area) continued to develop in an environment with margins under pressure. Lending was up 3.6% and customer funds increased 2.7%. The area gained 184 basis points of market share in loans. Excluding the real estate sector the NPA ratio was 4.3% with a coverage ratio of 50%. Spain’s net attributable profit was €569 million, up 53.9% year-over-year.

The BBVA Group’s net exposure to real estate (as reported according to Bank of Spain rules) continued to fall, reaching €15.40 billion in foreclosed properties and loans to developers. In fact, since December 2011 BBVA’s real estate exposure has fallen 14.5%. The rate of sales of properties by the Real Estate Area has accelerated (over 3,000 units sold during the quarter). The net attributable profit on this area’s income statement was -€346 million.

Eurasia reflected buoyant retail business and deleveraging of wholesale businesses. Turkey continued to be the area’s engine of growth. Gross income was €511 million (down 4.5% year-over-year) and net attributable profit came to €179 million (down 40.2%). Lower contributions from Chinese bank CNCB, caused by new regulatory requirements, explain the decline.

Mexico reported good business growth: lending rose 7.1% and customer funds were up 6.2%. All margins grew between 5% and 6%. Risk indicators remained stable: the non-performing asset ratio fell to 3.7% and the coverage ratio rose to 117%. Mexico’s net attributable profit came to €435 million, down 0.7% compared to the first quarter of 2012 (at constant exchange rates)

Business in South America continued to boom with lending up 15.3% and customer funds jumped 23.9%. Other margins also grew fast, at more than 14%. Asset quality once again performed in exemplary fashion with the non-performing asset ratio at 2.2% and a coverage ratio of 143%. Net attributable profit came to €348 million, down 1.3% compared to the same period last year (at constant exchange rates).

United States increased business in a context of low interest rates. Lending at BBVA Compass increased by 8.4% and customer funds grew 10.6%. The area improved its risk indicators. The NPA ratio fell to 1.8% with a coverage ratio of 109%, 34 percentage points higher year-over-year. Net attributable profit for the area was €95 million, down 12.3% compared to last year at constant exchange rates.

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Press release

Contact:

Corporate Communication

Tel. +91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news, please visit: http://press.bbva.com/

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Press release

BBVA Group Highlights

(Consolidated figures)

	31-03-13	Δ%	31-03-12	31-12-12
Balance sheet (million euros)
Total assets	633,073	5.4	600,477	637,786
Customer lending (gross)	372,630	4.0	358,422	367,415
Deposits from customers	304,574	9.4	278,445	292,716
Other customer funds(1)	103,501	11.2	93,100	98,240
Total customer funds(1)	408,076	9.8	371,544	390,956
Total equity	46,573	12.6	41,361	43,802
Income statement (million euros)
Net interest income	3,623	0.8	3,594	15,122
Gross income	5,471	3.9	5,265	22,441
Operating income	2,712	(0.9)	2,738	11,655
Income before tax	1,513	16.4	1,299	1,659
Net attributable profit	1,734	72.6	1,005	1,676
Data per share and share performance ratios
Share price (euros)	6.76	13.3	5.97	6.96
Market capitalization (million euros)	36,851	26.0	29,257	37,924
Net attributable profit per share (euros)	0.31	63.1	0.19	0.32
Book value per share (euros)	8.55	1.3	8.44	8.04
P/BV (Price/Book value; times)	0.8		0.7	0.9
Significant ratios (%)
ROE (Net attributable profit/Average equity)	16.2		9.9	4.0
ROTE (Net attributable profit/Average tangible equity)	20.1		12.6	5.0
ROA (Net income/Average total assets)	1.25		0.79	0.37
RORWA (Net income/Average risk-weighted assets)	2.42		1.43	0.93
Efficiency ratio	50.4		48.0	48.1
Risk premium	1.51		1.22	2.15
NPA ratio	5.3		4.0	5.1
NPA coverage ratio	71		60	72
Capital adequacy ratios (%)
Core capital	11.2		10.7	10.8
Tier I	11.2		10.7	10.8
BIS Ratio	13.5		13.2	13.0
Other Information
Number of shares (millions)	5,449	11.1	4,903	5,449
Number of shareholders	990,113	1.4	976,922	1,012,864
Number of employees(2)	114,245	2.6	111,306	115,852
Number of branches(2)	7,895	6.9	7,466	7,978
Number of ATMs(2)	20,219	6.4	19,007	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not indude the assets under management by pension fund administrators in Mexico (sale closed in January, 2013), Colombia (sale closed in April, 2013) or Chile (for which the BBVA Group has signed a sale agreement).
(2)	Excluding Garanti

Profit-adjusted information(1)	31-03-13	Δ%	31-03-12	31-12-12
Net attributable profit	865	(29.8)	1,231	5,025
Net attributable profit per share adjusted (euros)	0.16	(32.7)	0.23	0.94
ROE	8.1		12.2	11.9
ROTE	10.0		15.4	15.0
RCA	0.69		0.94	0.91
RORWA	1.33		1.70	1.70

(1)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

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Press release

Consolidated income statement: quarterly evolution(1)

(Million euros)

	2013	2012
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,052	1,126	1,104	1,061	1,062
Net trading income	719	646	319	461	340
Dividend income	19	17	35	311	27
Income by the equity method	51	191	169	175	191
Other operating income and expenses	7	(32)	6	57	51
Gross income	5,471	5,858	5,512	5,806	5,265
Operating costs	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(276)	(294)	(259)	(236)	(230)
Operating income	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,375)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	343	(269)	(561)	(311)	(223)
Income before tax	1,513	(168)	(53)	582	1,299
Income tax	(395)	220	275	3	(223)
Net income from ongoing operations	1,118	52	222	584	1,076
Net income from discontinued operations	823	138	83	75	96
Net income	1,941	190	305	659	1,173
Non-controlling interests	(206)	(170)	(159)	(154)	(168)
Net attributable profit	1,734	20	146	505	1,005
Adjusted(2)	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted)(2)	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.31	0.01	0.03	0.10	0.19
Basic earnings per share adjusted (euros)(2)	0.16	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

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Press release

Consolidated income statement: quarterly evolution(1)

(Million euros)

	1Q13	Δ%	Δ% at constant exchange rates	1Q12
Net interest income	3,623	0.8	2.5	3,594
Net fees and commissions	1,052	(1.0)	(0.0)	1,062
Net trading income	719	111.5	117.6	340
Dividend income	19	(28.0)	(27.2)	27
Income by the equity method	51	(73.5)	(73.4)	191
Other operating income and expenses	7	(86.1)	(89.3)	51
Gross income	5,471	3.9	5.2	5,265
Operating costs	(2,758)	9.1	10.2	(2,528)
Personnel expenses	(1,458)	8.2	9.2	(1,347)
General and administrative expenses	(1,025)	7.8	8.9	(951)
Depreciation and amortization	(276)	20.2	219	(230)
Operating income	2,712	(0.9)	0.5	2,738
Impairment on financial assets (net)	(1,376)	26.7	26.5	(1,085)
Provisions (net)	(167)	28.4	35.8	(130)
Other gains (losses)	343	n.m.	n.m.	(223)
Income before tax	1,513	16.4	19.6	1,299
Income tax	(395)	77.3	82.4	(223)
Net income from ongoing operations	1,118	3.8	6.7	1,076
Net income from discontinued operations	823	n.m.	n.m.	96
Net income	1,941	65.5	69.3	1,173
Non-controlling interests	(206)	23.0	33.4	(168)
Net attributable profit	1,734	72.6	74.9	1,005
Adjusted(2)	870	n.m.	n.m.	(226)
Net attributable profit (adjusted)(2)	865	(29.8)	(28.9)	1,231
Basic earnings per share (euros)	0.31			0.19
Basic earnings per share adjusted (euros)(2)	0.16			0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America and the reinsurance operation on the individual life-risk insurance portfolio in Spain.

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Press release

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 26, 2013	By: /s/ Eduardo Ávila Zaragoza
Name: Eduardo Ávila Zaragoza
Title: Chief Accounting Officer